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                                    FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.
                                      20549

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                               CAMBREX CORPORATION

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             (Exact name of registrant as specified in its charter)

         DELAWARE                                             22-2476135

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(State of incorporation or organization)                   (I.R.S. Employer
                                                          Identification No.)


One Meadowlands Plaza, East Rutherford, New Jersey                  07073

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(Address of principal executive offices)                         (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

       Title of each class                        Name of each exchange on which
       to be so registered                        each class is to be registered

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Common Stock Purchase Rights                      NEW YORK STOCK EXCHANGE
with respect to Common Stock
$0.10 par value

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Securities to be registered pursuant to Section 12(g) of the Act:

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                                (Title of class)

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                                (Title of class)
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Item 1.  Description of Registrant's Securities to be Registered.

On May 23, 1996, the Board of Directors of Cambrex Corporation (the "Company" or "Registrant") declared a dividend distribution of one Preferred Share Purchase Right (the "Right") for each outstanding share of Common Stock of the Company. The distribution was as of June 10, 1996, to stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth share of Series E Junior Participating Cumulative Preferred Stock, par value $1.00 per share (the "Preferred Stock"), at a Purchase Price per share. The description and terms of the Rights are set forth in a Rights Agreement between the Company and American Stock Transfer and Trust Company, as Rights Agent.

         Until the close of business on the Distribution Date, which will occur on the earlier of (i) the tenth business day after the Stock Acquisition Time, or (ii) the tenth business day, or such specified or unspecified later date as may be determined by action of the Board of Directors of the Company, after the date of the commencement of a tender or exchange offer which would result in the ownership of 15% or more of the outstanding Common Stock of the Company, the Rights will be transferred with, and only with, the Common Stock. Until the Distribution Date, new certificates issued for Common Stock after June 10, 1996, will contain a legend incorporating the Rights Agreement by reference, and the surrender for transfer of any of the Company's Common Stock certificates will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date, and thereafter the separate certificates alone will evidence the Rights.

The Rights are not exercisable until an event occurs which gives rise to a Distribution date. The Rights will expire at the close of business on July 5, 2006, unless earlier redeemed by the Company as described below. All Common Stock certificates issued prior to the Distribution Date will be used with Rights. Common Stock issued after the Distribution Date will be issued with Rights if such Common Stock certificates are issued pursuant to the exercise of stock options or under an employee benefit plan.

The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Common Stock, (ii) upon the grant to the holders of the Common Stock of certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock at the time of grant or (iii) upon the distribution to holders of the Common Stock of evidence of indebtedness or assets (excluding regular cash dividends payable in Common Stock) or of subscription rights or warrants (other than those referred to above).
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Unless the Rights are earlier redeemed, in the event that, after the Stock
Acquisition Date, the Company were to be acquired in a merger or other business combination (in which any shares of the Company's Common Stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision shall be made so that each holder of record of a Right will from and after such date have the right to receive, upon payment of the Purchase Price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to two times the Purchase Price.

In the event (i) any Person becomes the beneficial owner of 15% or more of the then outstanding shares of Common Stock, other than pursuant to an all-cash tender offer on the same terms for all outstanding shares of Common Stock pursuant to which no purchases of Common Stock are made for at least 60 days from the date of commencement thereof and which is accepted by holders of not less than the number of shares of Common Stock that, when aggregated with the number of shares of Common Stock owned by the person making the offer (and its affiliates and associates), equals or exceeds 75% of the outstanding Common Stock, (a "Permitted Tender Offer"), or (ii) any Acquiring Person or any of its affiliates or associates engages in one or more "self dealing" transactions as described in the Rights Agreement, then each holder of a Right, other than the Acquiring Person, will have the right to receive, upon payment of the Purchase Price, a number of shares of Common Stock having a market value equal to twice the Purchase Price. The same right will be available to each holder of record of a Right, other than the Acquiring Person, if, while there is an Acquiring Person, there occurs any reclassification of securities, any recapitalization of the Company, or any merger or consolidation or other transaction involving the Company or any of its subsidiaries which has the effect of increasing by more than 1% the proportionate ownership interest in the Company or any of its subsidiaries which is owned or controlled by the Acquiring Person. To the extent that insufficient shares of Common Stock are available for the exercise in full of the Rights, holders of Rights will receive upon exercise, shares of Common Stock to the extent available and then cash, property or other securities of the Company (which may be accomplished by a reduction in the Purchase Price), in proportions determined by the Company, so that the aggregate value received is equal to twice the Purchase Price. Rights are not exercisable following the occurrence of events describe in this paragraph until the expiration of the period during which the Rights may be redeemed as described below. Notwithstanding the foregoing, following the occurrence of events described in this paragraph, Rights that are (or, under certain circumstances, Rights that were) beneficially owned by an Acquiring Person will be null and void.

No fractional shares of Common Stock or other Company securities will be issued upon exercise of the Rights and, in lieu thereof, a payment in cash will be made to the holder of such Rights equal to the same fraction of the current market value of a share of Common Stock or other Company securities.
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At any time until ten days following a Stock Acquisition Date (subject to extension by the Board of Directors), the Board of Directors may cause the Company to redeem the Rights in whole, but not in part, at a price of $.01 per Right, subject to adjustment. Immediately upon the action of the Board of Directors authorizing redemption of the Rights, the right to exercise the Rights will terminate, and the holders of the Rights will only be entitled to receive the Redemption Price without any interest thereon.

For as long as the Rights are then redeemable, the Company may, except with respect to the redemption price or date of expiration of the Rights, amend the Rights in any manner, including an amendment to extend the time period in which the Rights may be redeemed. At any time when the Rights are not then redeemable, the Company may amend the Rights in any manner that does not adversely affect the interests of holder of the Rights as such.

Until a Right is exercised, the holder, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or receive dividends.

The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is an exhibit to this Registration Statement and is incorporated in this summary description by reference.


Item 2.  Exhibits

1. Rights Agreement dated as of June 5, 1996, as filed as an Exhibit to Form 8-A filed by Registrant on June 12, 1996, is incorporated herein by reference.

2. All exhibits required by Instruction II to Item 2 will be supplied to the New York Stock Exchange.


SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       CAMBREX CORPORATION

                                       By:  /s/ Douglas H. MacMillan
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                                                Douglas H. MacMillan
                                                Vice President and
                                                Chief Financial Officer

Dated:  February 6, 1998